United States Securities and Exchange Commission

Washington, D.C. 20549

Notice of Exempt Solicitation

Pursuant to Rule 14a-103

Name of the Registrant: RTX Corporation

Name of persons relying on exemption: The School Sisters of Notre Dame Cooperative Investment Fund

Address of persons relying on exemption: Investor Advocates for Social Justice, 40 S Fullerton

Ave Montclair, NJ 07042.

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities

Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

The proponents urge you to vote FOR Proposal 7: Stockholder Proposal to Issue a Human Rights Impact Assessment Report at the RTX Annual Meeting of Shareholders on May 2, 2024.*

Proponent Rationale for Engagement

The Proponent of this Proposal, the School Sisters of Notre Dame Cooperative Investment Fund (SSND) is a Catholic institutional investor whose members have dedicated their lives and missions to advancing justice and peace. SSND and its socially responsible investment consultants, Investor Advocates for Social Justice, hold the belief that through engagement with portfolio companies, they can further align their resources to fulfill their mission to support systemic change. The Proponent asserts that there is a clear moral responsibility for companies and investors to acknowledge the direct role the defense industry plays in perpetuating human rights harms in war and conflict, and that all actors must contribute to appropriate remedies. The most severe human rights impacts of the defense sector are irremediable and result in the loss of life. The Proponent therefore submits this exempt solicitation - supported by strong legal and financial risk arguments - to RTX shareholders as an invitation to deeply examine the business model in the context of its human rights responsibilities, so that leadership and vision be advanced to reduce the Company’s business activities that cause death and destruction, and that RTX may instead have a purpose to contribute to a more positive vision for society.

* We have also provided a response to JLens’ exempt solicitation, which urges shareholders to vote against Proposal 7 (https://www.sec.gov/Archives/edgar/data/2016320/000119380524000425/e619393_px14a6g-rtx.htm). Our response can be found in Appendix A of this exempt solicitation.

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Background on Human Rights Impact Assessments (HRIAs)

An HRIA is a standardized tool to help companies meet their human rights responsibilities under the UN Guiding Principles on Business and Human Rights (UNGPs). HRIAs help companies to identify, understand, assess, and address adverse human rights impacts of company operations. HRIA findings allow investors to evaluate companies’ human rights due diligence approach and assess a company’s progress over time.1 Robust HRIA processes strengthen stakeholder engagement, can build trust, and help enable access to remedy for rights-holders. RTX’s current reporting lacks independent analysis, fails to identify its most salient risks, and is not consistent with the UNGPs. Other public companies that contract with the US government have committed to or published the results of HRIAs, including Microsoft2 and Verizon.3

Support for this proposal is warranted and in the best interest of shareholders because:

1.	RTX Corporation (“RTX”)’s actual and potential human rights impacts resulting from the use of its weapons and defense technologies are severe and warrant a dedicated HRIA;
2.	Compliance with US law alone does not fulfill RTX’s human rights responsibilities. Failure to meaningfully assess the Company’s human rights impacts may expose RTX to material risks, including negative legal, financial, and reputational risks; and
3.	The Company’s existing policies and practices are unresponsive to the Proposal’s request for an HRIA addressing adverse human rights impacts resulting from end use of high-risk products and services, including in conflict-affected areas.

1. RTX’s actual and potential human rights impacts resulting from the use of its weapons and defense technologies are severe and warrant a dedicated HRIA.

RTX is the world’s second-largest defense company, and its operations are connected to a wide array of weapons and military technologies. By the very nature of its business, RTX is exposed to risks of serious human rights violations and should be conducting HRIAs to ensure that it is meeting its human rights responsibilities. The UNGPs constitute the global authoritative framework outlining the roles and responsibilities of States and companies with respect to human rights and state that “the responsibility to respect human rights is a global standard of expected conduct for all business enterprises wherever they operate.” Prominent human rights organizations and news outlets have recorded indiscriminate use of RTX weaponry against civilians over time.4 A 2019 report published by Amnesty International found that RTX, along with other companies in the defense industry, is failing to meet its human rights responsibilities under the UNGPs.5

RTX’s business poses actual and potential risks to rights to life, liberty and personal security, privacy, non-discrimination, and peaceful assembly and association. The Company faced scrutiny in 2022 for remarks by the CEO, Gregory Hayes, which appeared to frame the devastating conflicts in Russia and Ukraine as a growth opportunity.6 In the past few years, RTX has exported military goods to multiple States which are engaged in armed conflict, have a record of human rights violations, or are at risk of corruption and fragility. For example, RTX is a major weapons supplier to Saudi Arabia, selling over $5 billion in weapons to the Saudi/UAE-led coalition between 2015 and 2020.7 Gross human rights violations, including war crimes, have been committed throughout the conflict,8 and RTX was named as an integral company in supplying arms and services to the Saudi Arabia/UAE-led coalition.9

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2. Compliance with US law alone does not fulfill RTX’s human rights responsibilities. Failure to meaningfully assess the Company’s human rights impacts may expose RTX to material risks, including negative legal, financial, and reputational risks.

RTX’s responsibility to respect human rights is separate and distinct from the US government’s duty to protect human rights, as reiterated in a recent United Nations note.10 RTX’s opposition statement asserts that its international sales are regulated by the federal government, which assesses human rights risks on the Company’s behalf. RTX absurdly claims that conducting an HRIA would “negatively impact our ability to serve our governmental customers,” and defers any accountability pertaining to negative human rights impacts to the US government. This narrative distinctly ignores the symbiotic relationship between defense contractors and governments. The UN describes this relationship as “blurring of the lines separating the State and the arms sector, which can cause States to approve arms exports despite genuine human rights risks that should prevent them.”11 It is misleading to claim that RTX simply follows the leadership of the US government, given its significant lobbying activities. The Company reportedly spent over $11 million on lobbying in 2023 alone.12 The “revolving door” between the Pentagon and major defense contractors also demonstrates the blurred lines between the role of government and the private sector in influencing the US foreign policy agenda. While RTX’s business model is dependent on US government contracts and is regulated by the Executive Branch, compliance with these laws does not prevent the Company from causing, contributing, or being directly linked to human rights abuses.

Independent human rights organizations have clearly articulated a range of measures that defense companies have at their disposal to address potential human rights risks before, during, and after an arms transfer. Amnesty International lists some of these, which include, “vetting clients’ past performance against human rights benchmarks; building high expectations of compliance with international human rights law into contracts; continuous monitoring and periodic auditing of client performance; and using leverage to influence the behaviour of clients up to and including suspending or even ceasing the business relationship where risks cannot be adequately mitigated.”13 As one of the world’s largest defense contractors, manufacturing weapons and technologies designed and used in war, RTX should have its own robust process for assessing human rights risks before bidding on contracts and on an ongoing basis. RTX is under no obligation to bid on contracts that it deems to be misaligned with its human rights commitments, and the Company could proactively position its business model to be less reliant on the sale of high-risk products and services and doing business in conflict-affected areas.

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RTX’s business is also connected to controversial weapons that are illegal under international law and pose legal, reputational, and regulatory risk to the Company and its investors. The Company is connected to over $2 billion in contracts related to nuclear weapons.14 Russia’s invasion of Ukraine and nuclear threats place our world at a higher risk of nuclear detonation than during the Cold War.15 The Treaty on the Prohibition of Nuclear Weapons (TPNW), which entered into force in January 2021, explicitly prohibits development, testing, production, manufacture and stockpiling of nuclear weapons or other nuclear explosive devices, as well as any assistance with those prohibited acts.16 There are currently 93 signatories to the TPNW, and 70 States have ratified or acceded to the Treaty.17 Companies may also be required to demonstrate that they are not conducting prohibited activities in jurisdictions that have ratified the Treaty, a potentially costly endeavor. In addition to this, the TPNW serves as an important milestone in the development of the norm against nuclear weapons and can influence the behavior of States not party, as evidenced by other weapons prohibition treaties. For example, since the entry into force of the Convention on Cluster Munitions (CCM) in 2010 and the Mine Ban Treaty (MBT) in 1999, production of the prohibited weapons among states parties and States not party has nearly ceased.18 Companies like Textron and Orbital ATK stopped producing cluster munitions in the United States, a State not party to the CMM, since the treaty’s entry into force.19 States not party to the MBT, like Egypt, adopted explicit policies against producing landmines after that treaty’s entry into force.20 The TPNW has inspired financial institutions to actively exit financial relationships with nuclear weapon producers, including ABP, who in January 2018 announced an end to all financing relationships,21 and KBC Group who announced their compliance with all provisions of the new instrument upon its entry into force in January 2021.22 Even though the US has not signed the TPNW, RTX is exposed to risks as pressure mounts for financial institutions to end relationships with companies, like RTX, that are involved in the nuclear weapons industry. Over 90 financial institutions appear to have stopped funding activities to the nuclear weapons industry, and almost 60 financial institutions have adopted policies to prohibit lending to the nuclear weapons industry.23 Growing divestment pressure targeted at large funds, religious institutions, and universities limits the pool of potential shareholders, and may negatively impact RTX’s access to capital.

3. The Company’s existing policies and practices are unresponsive to the Proposal’s request for an HRIA addressing adverse human rights impacts resulting from end use of high-risk products and services, including in conflict-affected areas.

RTX’s Human Rights Statement and additional policies cited in the Company’s opposition statement are not responsive to the request of the Proposal for the following reasons:

●	RTX’s existing human rights disclosure omits the Company’s most severe human rights risks, which include civilian casualties in conflict-affected areas and nuclear weapons impacts.
●	Existing policies and disclosure on product use and sales are misaligned with the UNGPs.
●	The Company presents respecting human rights as an aspect of “corporate citizenship” rather than as a legal obligation or responsibility associated with doing business. By doing so, it highlights the limitations of voluntary corporate initiatives.
●	RTX has pursued areas of business, such as weapons sales to conflict-affected areas and the production of nuclear weapons, which clearly are inconsistent with its stated human rights commitments, suggesting these policies are not effectively incorporated in business decision making around what contracts to accept or decline.

Conclusion

Proponents encourage all RTX shareholders to support Proposal 7: Stockholder Proposal to Issue a Human Rights Impact Assessment Report.

For more information, please contact: Aaron Acosta, Program Director at Investor Advocates for Social Justice and representative of the School Sisters of Notre Dame Cooperative Investment Fund via email: aacosta@iasj.org or phone: 973-509-8800.

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Appendix A

Response to JLens’ Exempt Solicitation

Investor Advocates for Social Justice (IASJ) represents the Proponent, as its socially responsible investment consultant, and supported with the drafting and submission of the Proposal. IASJ was founded in 1975 by Catholic congregations involved in the movement to encourage corporations to leave apartheid South Africa. Spanning decades, IASJ Affiliate congregations filed repeated shareholder resolutions at large multinational companies, asking the management to halt operations in South Africa until apartheid was abolished. These efforts, together with similar efforts by other shareholders, played a pivotal role in ending South Africa’s apartheid regime. Our organization remains committed to fighting against apartheid and its associated human rights violations, which are not only morally egregious, but also expose companies, like RTX, to significant material risk.

By ascribing to the highest standards of integrity and the belief in the inherent dignity of all human beings, IASJ sees itself as morally obligated to call out human rights abuses, whether or not it is politically disadvantageous to do so. The Proposal argues that Israel maintains a system of apartheid, a position on which there is widespread agreement, as detailed in the sections below. The well-documented and longstanding suffering of the Palestinian people under this system of apartheid is egregious and cannot, in our view, be justified by sweeping claims of national defense. Similarly, IASJ condemned the violent acts by Hamas during the October 7, 2023 attack on Israeli civilians, as well as attacks by Israel against Palestinian civilians.24

We regret to see that JLens filed an exempt solicitation in opposition to the shareholder Proposal. Although JLens’ exempt solicitation fails to make any business case for why shareholders should vote against the Proposal, we still feel it necessary to defend our integrity on the matter.

Arguments

We believe JLens’ exempt solicitation is misguided for the following reasons:

1.	JLens fails to rely on the definition of apartheid under international law, thereby seeking to undermine the proposal without referring to a clear definition with broad support.
2.	Contrary to JLens’ assertion that the proposal’s apartheid claim is “manifestly false,” Israel has, in fact, maintained a system of apartheid, a well-substantiated and widely accepted position.
3.	JLens’ equating criticism of the Israeli government’s policies and practices with antisemitism is a misuse of the term.

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4.	JLens’ assertion, that the Proposal contains information that seeks to delegitimize Israel’s right to exist, fails to point to any such language in the Proposal and attributes to the Proponent unsubstantiated motives.

1. JLens fails to rely on the definition of apartheid under international law, thereby seeking to undermine the proposal without referring to a clear definition with broad support.

JLens’ exempt solicitation states “[u]nder international law, the crime of apartheid requires the existence of a system of domination by one racial group over another, motivated by extreme racial animus and established for the purpose of racial discrimination.” This definition of apartheid is not found within the broader international legal framework. The UN Apartheid Convention and the Rome Statute provide widely accepted definitions of apartheid.25 Apartheid is prohibited under international criminal law, international human rights law, and public international law.26 There is also growing consensus that the crime against humanity of apartheid is now part of customary international law, with at least 166 countries ratifying at least one of the two treaties.27

In its exempt solicitation, JLens attacks the Proponent’s assertion that Israel maintains a system of apartheid, but fails to provide a widely-accepted definition of apartheid to defend this claim. In contrast, the Proponent’s assertion was based on reports from respected human rights organizations, which conducted careful legal analyses on the crime against humanity of apartheid and its application to the Israeli government. By failing to accurately define or analyze the crime of apartheid as a crime against humanity under international law, JLens’ assertions of the Proposal’s claim as being “offensive” or “manifestly false” appear to be rooted in rhetoric, rather than international law. Additionally, JLens misstates the language of the Proposal, accusing the Proponent of labeling Israel an “apartheid state.” Proponents agree with HRW that the term “apartheid state” is “a concept that is not defined in international law,” and as such, avoided such language in the Proposal.28

2. Contrary to JLens’ assertion that the proposal’s apartheid claim is “manifestly false,” Israel has, in fact, maintained a system of apartheid, a well-substantiated and widely accepted position.

There is widespread support for the Proposal’s position that Israel maintains a system of apartheid. This position is supported by two of the world’s most preeminent and reputable international NGOs, Amnesty International and HRW, as well as by prominent Israeli human rights NGO, B’Tselem.

In 2021, HRW was the first major international NGO to classify Israel’s policies and actions as the crime against humanity of apartheid, after conducting a comprehensive legal analysis.29 HRW explains “Israel’s entrenched discriminatory rule over Palestinians” has resulted in a whole range of inhuman acts, which include land confiscation, denial of building permits amounting to forcible transfer, denial of residency rights, and suspension of basic civil rights, many of which “have no legitimate security justifications.”30 Similarly, in its 2022 report, Amnesty International concluded that Israel has imposed “a system of oppression and domination over Palestinians” intended to “oppress and dominate the Palestinian people.”31 When such a system exists, the report concludes, Israel has committed the international crime of apartheid.32

Prominent Israeli human rights NGOs have similarly concluded that Israel has maintained an apartheid system. According to B’Tselem, the Israeli regime, premised upon “advancing and perpetuating the supremacy of one group – Jews – over another – Palestinians,” is an apartheid regime.33 In a similar manner, Yesh Din, another Israeli NGO, concluded in 2020, that the crime of apartheid was being committed in the West Bank.34

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Many prominent leaders, human rights experts, and scholars have also characterized Israel’s policies and actions as apartheid. For example, the former UN Special Rapporteur on the situation of human rights in the Palestinian territories occupied since 1967 and former United Nations Secretary General Ban Ki-moon both concluded that the situation in the OPT may constitute apartheid.35 Similarly, noted South African human rights activist and Nobel Peace Prize laureate, Archbishop Desmond Tutu, who experienced the South African apartheid firsthand, stated poignantly that Israel had created and maintained an apartheid system.36 Former Israeli officials have also concluded that Israel maintains an apartheid system, including Michael Benyair, former Attorney General of Israel;37 Tamir Pardo, former head of Israel’s Mossad intelligence agency;38 and Amiram Levin, former head of the Israeli army’s Northern Command.39 Recently, in 2023, almost 3,000 academics, clergy, and other public figures - many of them Jews and Palestinians - signed a letter which criticizes Israel for enforcing a regime of apartheid.40

In conclusion, there is broad support among reputable organizations, UN leaders, and prominent Jewish figures for the position that Israel maintains a system of apartheid. Even if JLens holds a differing opinion on the issue, the existence of well-reasoned and widely accepted positions to the contrary undermine JLens’ claims that the Proposal’s position on apartheid is “manifestly” or “egregiously” false.

3. JLens’ equating criticism of the Israeli government’s policies and practices with antisemitism is a misuse of the term.

Antisemitism is a serious threat that jeopardizes the human rights of Jewish people globally. Rising instances of hate crimes against Jewish communities in the US and around the world warrant serious concern and increased protection. However, equating criticizing the policies and practices of the Israeli government with antisemitism is a misuse of the term.41

JLens supports its claim that the Proposal can embolden antisemitism by stating “the claim that the existence of Israel is a racist endeavor, is a form of antisemitism,” an assertion the Proposal does not make, or even imply. Further, the campaign to adopt the International Holocaust Remembrance Alliance’s working definition of antisemitism, referenced by JLens, has been criticized by Jewish groups as undermining the fight against antisemitism by “refram[ing] legitimate criticism of well-documented Israeli state violence against Palestinians as anti-Jewish bigotry, and in so doing, [] silenc[ing] critics of the State of Israel and of Zionism.”42

4. JLens’ assertion, that the Proposal contains information that seeks to delegitimize Israel’s right to exist, fails to point to any such language in the Proposal and attributes to the Proponent unsubstantiated motives.

The Proposal focuses on RTX’s human rights responsibilities and cites weapon sales to Israel as one example of how RTX may be responsible for the use of its weapons to kill civilians, in contravention of international law. While the Proposal states that Israel maintains an apartheid system, it does not seek to delegitimize Israel’s right to exist, nor even implies such a position. JLens’ suggestion that the mere citing to Amnesty International and Massachusetts Peace Action in the Proposal equates to seeking to delegitimize Israel’s right to exist is untenable and illogical. Moreover, JLens dedicates an entire section to attacking the Proposal as seeking to delegitimize Israel’s right to exist, yet relies on the American Friends Service Committee’s (AFSC) BDS support to justify its assertion. The Proposal neither mentions AFSC nor pronounces or implies any positions on BDS, thereby rendering this claim irrelevant. Instead of basing their opposition on the facts and merits highlighted in the Proposal, JLens bases its argument on political talking points and rhetoric that advance their agenda at the expense of investor concerns. In doing so, they attack the reputation and moral character of the Proponent in an attempt to malign their credibility, instead of addressing the Proposal's human rights concerns related to RTX.

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Conclusion

For the foregoing reasons, we respectfully disagree with JLens’ mischaracterizations of the Proposal and the Proponent. In addition to the deficiencies we have pointed out in JLens’ arguments, we believe their exempt solicitation draws shareholders’ attention away from the concerns the Proposal seeks to address: RTX’s human rights responsibilities under the UNGPs, the prevailing international framework. Like JLens, we also believe that “words matter.” By mischaracterizing and, at times, fabricating, the language and motives of the Proposal, we believe JLens’ has chosen to use its words to undermine human rights and shareholder rights.

Endnotes

1 https://www.humanrights.dk/tools/human-rights-impact-assessment-guidance-toolbox/introduction-human-rights-impact-assessment

2 https://www.openmic.org/news/2021/facing-investor-pressure-microsoft-agrees-to-publish-independent-human-rights-impact-assessment-including-review-of-surveillance-and-law-enforcement-contracts#:~:text=In%20response%20to%20shareholder%20requests,regard%20to%20law%20enforcement%2C%20immigration

3 https://www.verizon.com/about/investors/human-rights-impact-assessments

4 https://www.nytimes.com/2020/05/16/us/arms-deals-raytheon-yemen.html

5 https://www.amnesty.org/en/latest/news/2019/09/arms-companies-failing-to-address-human-rights-risks/

6 https://inthesetimes.com/article/ukraine-russia-raytheon-lockheed-martin-general-dynamics-weapons-industry

7 https://www.reuters.com/article/idUSBRE9B20R3/

8 https://www.amnesty.org/en/latest/news/2015/09/yemen-the-forgotten-war/

9 https://www.amnesty.org/en/latest/news/2019/09/arms-companies-failing-to-address-human-rights-risks/

10 https://www.ohchr.org/sites/default/files/2022-08/BHR-Arms-sector-info-note.pdf

11 https://www.ohchr.org/sites/default/files/2022-08/BHR-Arms-sector-info-note.pdf

12 https://www.opensecrets.org/orgs/rtx-corp/summary?id=D000072615

13 https://www.amnesty.org/en/documents/act30/0893/2019/en/

14 https://www.dontbankonthebomb.com/untenable-investments/

15 https://inews.co.uk/news/world/threat-nuclear-conflict-russia-ukraine-higher-cold-war-paranoid-vladimir-putin-1502571

16 The full text of the Treaty on the Prohibition of Nuclear Weapons is available: http://undocs.org/A/CONF.229/2017/8

17 https://treaties.unoda.org/t/tpnw

18 https://www.the-monitor.org/media/3047840/Cluster-Munition-Monitor-2019_online.pdf; https://www.the-monitor.org/media/3074086/Landmine-Monitor-2019-Report-Final.pdf

19 https://www.paxforpeace.nl/publications/allpublications/worldwide-investment-in-cluster-munitions-2018

20 https://www.the-monitor.org/en-gb/reports/2018/egypt/mine-ban-policy.aspx; https://www.the-monitor.org/en-gb/reports/2019/united-states/mine-ban-policy.aspx

21 https://www.responsible-investor.com/abp-exits-tobacco-and-nuclear-weapons-after-changes-in-society-at-an-intern/

22 https://www.kbc.com/content/dam/kbccom/doc/newsroom/pressreleases/2021/20210122_PB_VNverdrag_Kernwapens_ENG.pdf?fbclid=IwAR310l3vmdVLa9ROnhlS-MEjBCScdWmqpMURs-WIZgXYmtQ98RREqNAdr60

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23 https://www.dontbankonthebomb.com/policy-analysis-report-rejecting-risk/

24 https://iasj.org/statement-on-the-israel-hamas-conflict-international-humanitarian-law-and-investor-responsibility/

25 https://www.un.org/en/genocideprevention/documents/atrocity-crimes/Doc.10_International%20Convention%20on%20the%20Suppression%20and%20Punishment%20of%20the%20Crime%20of%20Apartheid.pdf; https://www.icc-cpi.int/sites/default/files/RS-Eng.pdf

26 https://www.hrw.org/news/2021/07/09/human-rights-watch-responds-reflections-apartheid-and-persecution-international-law

27 https://www.justsecurity.org/93403/the-implications-of-an-icj-finding-that-israel-is-committing-the-crime-against-humanity-of-apartheid/

28 https://www.hrw.org/report/2021/04/27/threshold-crossed/israeli-authorities-and-crimes-apartheid-and-persecution

29 https://www.hrw.org/report/2021/04/27/threshold-crossed/israeli-authorities-and-crimes-apartheid-and-persecution

30 https://www.hrw.org/report/2021/04/27/threshold-crossed/israeli-authorities-and-crimes-apartheid-and-persecution

31 https://www.amnesty.org/en/documents/mde15/5141/2022/en/

32 https://www.amnesty.org/en/documents/mde15/5141/2022/en/

33 https://www.btselem.org/apartheid

34 https://www.yesh-din.org/en/the-occupation-of-the-west-bank-and-the-crime-of-apartheid-legal-opinion/

35 UN Document A/HRC/49/87 https://documents.un.org/doc/undoc/gen/g22/448/72/pdf/g2244872.pdf?token=uj1YXfW4QzYPT7smoF&fe=true; https://apnews.com/article/israel-palestinians-occupation-apartheid-ce1c50774eda9325ee89f97029ae6186

36 https://www.huffpost.com/entry/presbyterian-general-assembly_b_5499395

37 https://www.thejournal.ie/readme/israel-apartheid-5678541-Feb2022/

38 https://apnews.com/article/israel-apartheid-palestinians-occupation-c8137c9e7f33c2cba7b0b5ac7fa8d115

39 https://www.haaretz.com/israel-news/2023-08-13/ty-article/ex-israeli-general-says-army-partaking-in-west-bank-war-crimes-invokes-nazi-germany/00000189-ee00-d9cf-a7eb-ff2b12bf0000

40 https://sites.google.com/view/israel-elephant-in-the-room/petitions/aug-23-elephant-in-the-room?authuser=0

41 https://www.jstor.org/stable/48561468

42 https://diasporaalliance.co/wp-content/uploads/2023/11/IHRA-Explainer-and-Messaging.pdf

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